Exhibit 99.1

NLS Pharmaceutics Announces Notice of Allowance for U.S. Patent Covering Mazindol for Opioid Dependence and Substance Use Disorder

•	More than 100,000 deaths in the U.S. alone each year due to overdose
•	Global Opioid Use Disorder market projected to be approximately $5 Billion by 2028
•	Mazindol classified by the U.S. Drug Enforcement Agency (DEA) as a Schedule IV controlled substance versus currently available Schedule II treatments

Zürich, Switzerland, December 1, 2022 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) ("NLS" or the "Company"), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that the United States Patent and Trademark Office (USPTO) has issued a Notice of Allowance for U.S. Patent Application 16/645,306, which covers Mazindol as a method of treatment for heroin dependence and substance use disorders comprising administering mazindol or composition comprising mazindol to a subject, wherein the substance is an opioid and Mazindol is administered daily at a daily dosage range from between 3 mg and 16 mg. NLS expects this patent to be issued within the next few months and it is expected to expire no earlier than 2038.

"This patent allowance further supports our commitment of bringing innovative science to the treatment of addiction and our shared vision of developing safe and effective drugs to improve mental and behavioral disorders,” said Alex Zwyer, CEO of NLS Pharmaceutics. “With more than 35 million people estimated to be suffering from substance use disorders and far too many deaths linked to opioid overdose, we believe that there is a clear need for additional treatments to combat this epidemic. Importantly, Mazindol works differently than currently available treatments, such as methadone, that are equally addictive and harder to withdraw from than the opioids they are replacing. Mazindol is classified by the U.S. Drug Enforcement Agency (DEA) as a Schedule IV controlled substance, defined as medicines with a low potential for abuse and a low risk of dependence.”

The global opioid use disorder (OUD) market is valued at just under $3 billion and is projected to grow to nearly $5 billion by 2028 period. Opioids are a class of drugs that includes the illegal drug heroin as well as powerful pain relievers available by prescription, such as oxycodone (Oxycontin), hydrocodone (Vicodin), codeine, morphine, fentanyl, methadone, and many others. In the U.S. alone, over 100,000 lives were lost in 2021 due to drug overdoses, at an average of nearly 295 people per day. Drug overdoses are the leading cause of death for Americans ages 18-45, with approximately two-thirds being attributable to opioids.

The USPTO issued a Notice of Allowance for the Company’s patent application entitled, “Mazindol treatment for heroin dependence and substance use disorder.” A Notice of Allowance is issued after the USPTO decides that a patent can be granted from an application.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company's lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia (IH), for which NLS recently obtained Orphan Disease Designation (ODD) from the U. S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2 multi-center U.S. clinical trial evaluating Quilience® in adult subjects suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the expected timing of the issuance of the patent and the earliest expiration date of the patent, and the potential benefits in the use of Mazindol for the treatment of substance abuse disorders. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS' products may not be approved by regulatory agencies, NLS' technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS' process; NLS' products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS' patents may not be sufficient; NLS' products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC's website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

+1 239.682.8500
ml@nlspharmaceutics.com

www.nlspharmaceutics.com

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